SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               THE SCO GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    78403A106
                                 (CUSIP Number)

                                  July 8, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78403A106                         13G              Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  JET CAPITAL INVESTORS, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                    608,746 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0
REPORTING     _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    608,746 shares of common stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                    608,746 shares of common stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                    3.40%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78403A106                         13G              Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Jet Capital Management, L.L.C
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware, USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                    293,289  shares of common stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0
REPORTING     _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    293,289  shares of common stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                    293,289  shares of common stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                    1.64%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78403A106                         13G              Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                               Alan S. Cooper
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                    902,035 shares of common stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                0
REPORTING     _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    902,035 shares of common stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                    902,035 shares of common stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                    5.03%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                HC, IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78403A106                         13G              Page 5 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 Matthew Mark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             USA
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

                    12,953 shares of common stock
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY
                    902,035 shares of common stock
-----------------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING
                    12,953 shares of common stock
-----------------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                    902,035 shares of common stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                    914,988 shares of common stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

                    5.10%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                HC, IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78403A106                         13G              Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     THE SCO GROUP, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     355 South 520 West
     Suite 100
     Lindon, UT 84042

Item 2(a).     Name of Person Filing:

     (i) Jet Capital Investors, L.P. (the "Investment Manager"), a Delaware limited partnership which serves as investment manager to Jet Capital Concentrated Offshore Fund, Ltd. (the "Offshore Fund") and certain discretionary accounts, (the discretionary accounts and the Offshore Fund are collectively referred to herein as the "Funds") with respect to shares of common stock directly owned by the Funds.

     (ii) Jet Capital Management, L.L.C (the "General Partner"), a Delaware limited liability company which serves as the general partner of each of Jet Capital Arbitrage & Event Fund I, L.P. and Jet Capital Concentrated Fund, L.P. (together, the "Partnerships"), with respect to shares of common stock directly owned by each of the Partnerships.

     (iii) Alan S. Cooper ("Mr. Cooper"), who, together with Mr. Mark, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds and the Partnerships, with respect to shares of common stock directly owned by the Funds and the Partnerships.

     (iv) Matthew Mark ("Mr. Mark"), who, together with Mr. Cooper, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds and the Partnerships, with respect to shares of common stock directly owned by the Funds and the Partnerships, and with respect to shares of common stock directly owned by him.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     (i) The Investment Manager: 667 Madison Avenue 9th Floor, New York, NY
10021

    (ii) The General Partner: 667 Madison Avenue 9th Floor, New York, NY

   (iii) Mr. Cooper: 667 Madison Avenue 9th Floor, New York, NY 10021

    (iv) Mr. Mark: 667 Madison Avenue 9th Floor, New York, NY 10021

Item 2(c).     Citizenship:

     (i) The Investment Manager: Delaware, USA

CUSIP No. 78403A106                         13G              Page 7 of 10 Pages

    (ii) The General Partner: Delaware, USA

   (iii) Mr. Cooper: USA

    (iv) Mr. Mark: USA

Item 2(d).     Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:   78403A106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [X]

Item 4.   Ownership.

     (i) The Investment Manager:

     (A) Amount beneficially owned:
         608,746 shares of common stock

     (B) Percent of class:
         3.40%

     (C) Number of shares as to which such person has:

CUSIP No. 78403A106                         13G              Page 8 of 10 Pages

         (I) Sole power to vote or to direct the vote
                    0
        (II) Shared power to vote or to direct the vote
             608,746 shares of common stock
       (III) Sole power to dispose or to direct the disposition of
                    0
        (IV) Shared power to dispose or to direct the disposition of 608,746 shares of common stock

    (ii) The General Partner:

     (A) Amount beneficially owned:
         293,289 shares of common stock

     (B) Percent of class:
                    1.64%

     (C) Number of shares as to which such person has:

         (I) Sole power to vote or to direct the vote
                    0
        (II) Shared power to vote or to direct the vote
             293,289 shares of common stock
       (III) Sole power to dispose or to direct the disposition of
                    0
        (IV) Shared power to dispose or to direct the disposition of 293,289 shares of common stock

   (iii) Mr. Cooper:

     (A) Amount beneficially owned:
         902,035 shares of common stock

     (B) Percent of class:
                    5.03%

     (C) Number of shares as to which such person has:

         (I) Sole power to vote or to direct the vote
                    0
        (II) Shared power to vote or to direct the vote
             902,035 shares of common stock
       (III) Sole power to dispose or to direct the disposition of
                    0
        (IV) Shared power to dispose or to direct the disposition of 902,035 shares of common stock

    (iv) Mr. Mark:

     (A) Amount beneficially owned:
         914,988 shares of common stock

     (B) Percent of class:
                    5.10%

     (C) Number of shares as to which such person has:

CUSIP No. 78403A106                         13G              Page 9 of 10 Pages

         (I) Sole power to vote or to direct the vote
             12,953 shares of common stock
        (II) Shared power to vote or to direct the vote
             902,035 shares of common stock
       (III) Sole power to dispose or to direct the disposition of 12,953 shares of common stock
        (IV) Shared power to dispose or to direct the disposition of 902,035 shares of common stock

Each of the Investment Manager, the General Partner, Mr. Cooper and Mr. Mark expressly declares that this filing shall not be construed as an admission that either is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities directly owned by the Funds and the Partnerships.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The beneficial owners of Jet Capital Arbitrage & Event Fund I, L.P., Jet Capital Concentrated Fund, L.P., Jet Capital Concentrated Offshore Fund, Ltd. and the discretionary accounts which are managed by the Investment Manager, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for Jet Capital Arbitrage & Event Fund I, L.P., Jet Capital Concentrated Fund, L.P., Jet Capital Concentrated Offshore Fund, Ltd. and the discretionary accounts, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 78403A106                         13G              Page 10 of 10 Pages

DATED:  July 18, 2005

                                By:    /s/ Alan S. Cooper
                                       ----------------------------------
                                Name:  Alan S. Cooper
                                Title: Authorized Signatory,
                                       Jet Capital Investors, L.P.


                                By:    /s/ Alan S. Cooper
                                       ----------------------------------
                                Name:  Alan S. Cooper
                                Title: Authorized Signatory,
                                       Jet Capital Management, L.L.C.


                                By:    /s/ Alan S. Cooper
                                       ----------------------------------
                                Name:  Alan S. Cooper



                                By:    /s/ Matthew Mark
                                       ----------------------------------
                                Name:  Matthew Mark




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)